January 24, 2014

VIA EDGAR TRANSMISSION

Allison White

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Ms. White:

On November 12, 2013, the Registrant, on behalf of its series, the Teton Valley Fund (the "Fund"), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on December 12, 2013, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

Fund Summary

Comment 1.  In introduction to the fee table, it says that sales charge discounts on Class A shares begin at $250,000 of investments.  Please confirm this amount.  Please move to item 12 because it is not permitted by Form N-1A to be in the Fund Summary.

Response.  The sales charge discounts on Class A shares begin at $25,000, and the typo in the introduction to the fee table has been corrected. The Registrant uses the introduction to the fee table as shown in Item 3 to Form N-1A, so the Registrant has not moved the disclosure as requested.

Comment 2. Please confirm supplementally that the expense example will only include fee waivers and expense reimbursements for the time period during the term of the current expense limitation agreement.

Response.  The Registrant so confirms.

Comment 3.  In “Principal Investment Strategies”, it states that the Fund seeks to outperform the inverse of the S&P 500.  Please clarify what this means and disclose whether the outperformance is measured before or after expenses.

Response. The Registrant has revised the disclosure in the first paragraph under the heading “Principal Investment Strategies” as follows:

“The Fund's investment adviser, Teton Fund Management LLC (the “Adviser”), seeks to outperform the inverse of the S&P 500 through taking short positions in stocks that the Adviser believes will underperform and decline in the future.  For example, in a declining market in which the S&P 500 (including dividends) drops 5%, the Adviser seeks Fund performance greater than 5% after all Fund expenses. Similarly in a rising market in which the S&P 500 rises 5%, the Adviser seeks Fund performance that drops less than 5% after Fund expenses. The Fund seeks to find stocks that, in the opinion of the Adviser, are over-valued, have deteriorating fundamentals and/or are suffering from material balance sheet weaknesses.”

Comment 4.  Confirm supplementally that derivatives are not a part of the Fund’s principal investment strategy or a principal risk of the Fund.

Response.  The adviser has confirmed to the Registrant that derivatives are not a part of the Fund’s principal investment strategy or a principal risk of the Fund.

Comment 5.  In “Principal Investment Risks – Short Position Risk”, consider adding that the costs associated with selling securities short may reduce returns.

Response.  The Registrant has revised the disclosure as follows:

“Short Position Risk:  The Fund will incur a loss as a result of a short position if the price of the short position instrument increases in value between the date of the short position sale and the date on which the Fund purchases an offsetting position.  Short positions may be considered speculative transactions and involve special risks, including greater reliance on the ability to accurately anticipate the future value of a security or instrument. The costs associated with selling securities short may reduce returns. The Fund's losses are potentially unlimited in a short position transaction.”

Additional Information About Principal Strategies and Related Risks

Comment 6.  In “Principal Investment Strategies”, the last sentence states: “In rising markets, as measured by returns of the S&P 500, the Fund seeks to outperform the inverse of the S&P 500.” Please clarify whether this is just a restatement of what is in the first paragraph that the Fund’s advisor “seeks to outperform the inverse of the S&P 500” or whether the Fund invests differently when markets are rising.

Response.  The adviser has confirmed to the Registrant that the last sentence is a restatement of the strategy described in the first paragraph.  The Registrant has, therefore, deleted the last sentence.

Management

Comment 7:  In “Investment Adviser”, please state whether the discussion regarding the basis for the Board of Trustees’ approval of the advisory agreement will be available in the Fund’s annual or semi-annual report to shareholders.

Response.  The Registrant has revised the disclosure as follows:

“A discussion regarding the basis for the Board of Trustees’ approval of the advisory agreement will be available in the Fund’s  semi-annual report to shareholders.”

How to Purchase Shares

Comment 8.  In “Share Classes”, it states that the Fund offers two classes so that investors can choose the class that best suits their investment needs. Given that the only difference between the share classes is that Class A has a sales load, please clarify whether Class I shares are only offered through certain distribution channels.

Response.  The adviser has confirmed to the Registrant that Class A shares will have a minimum initial investment amount of $100,000 instead of the $250,000 minimum for Class I shares. The Class A shares will also have a 0.25% 12b-1 fee, whereas the Class I shares will not.  The Registrant has revised the disclosure accordingly.

Comment 9.  In “Class A Shares”, the table shows a 1.00% sales charge on investments of $1 million or more in Class A Shares.  Please clarify supplementally whether this is a front end sales charge or contingent deferred sales charge.

Response. The sales charge is a front end sales charge.

SAI:

Comment 10.  Please confirm supplementally that there are no principal strategies disclosed in the SAI that have not been disclosed in the prospectus.

Response.  The Registrant so confirms.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Tanya L. Goins

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